B.S.

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17004051

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dominion Partners, L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4801 Cox Road, Suite 104
(No. and Street)

Glen Allen	VA	23060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick T. Naschold, 804-418-6271
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd.	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

85

OATH OR AFFIRMATION

I, Frederick T. Naschold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dominion Partners, L.C., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA MARIE HILL SCHERILLO
COMMONWEALTH OF VIRGINIA
Expires 10/31/2019
REG # 7666567
NOTARY PUBLIC

Signature

Principal

Title

Linda Hill Marie Scherillo 1/13/17

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOMINION PARTNERS, L.C.

Statement of Financial Condition

December 31, 2016

SEC ID 8-50074
Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT.

DOMINION PARTNERS, L.C.

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Financial Statement	3

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
Dominion Partners, L.C.
Glen Allen, Virginia

We have audited the accompanying statement of financial condition of Dominion Partners, L.C. (the "Company"), as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Dominion Partners, L.C. as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Keiter

January 20, 2017
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

DOMINION PARTNERS, L.C.
Statement of Financial Condition
December 31, 2016

Assets

Cash	$ 107,033
Accounts receivable	10,000
Property and equipment, net	7,381
Deposits	1,371
Total assets	$ 125,785

Liabilities and Members' Equity

Accrued payroll tax	$ 1,347
Members' equity	124,438
Total liabilities and members' equity	$ 125,785

See accompanying notes to financial statement.

1. **Summary of Significant Account Policies:**

Nature of Business: Dominion Partners, L.C. (the "Company"), is a broker-dealer organized in the Commonwealth of Virginia on July 16, 2006. As a broker-dealer, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an investment banking firm that provides merger and acquisition and financial restructuring advisory services. Its customers are principally small and medium sized businesses in the eastern United States.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash balances in one financial institution insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The company periodically has funds in excess of federally insured limits.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

Cash: The Company considers all highly liquid debt instruments purchased with original maturities of 3 months or less to be cash equivalents.

Accounts Receivable: Receivables represent amounts due for investment banking transactions. The Company considers an allowance for doubtful accounts based on factors surrounding the credit risk of customers, historical trends, and other information. No allowance was deemed necessary as of December 31, 2016

Property and Equipment: Purchases of property and equipment are recorded at cost.

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its partners report their respective share of the Company's taxable income or loss on their income tax returns. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

DOMINION PARTNERS, L.C.

Notes to Financial Statement, Continued

1. Summary of Significant Account Policies, Continued:

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. The Company is not currently under audit by any tax jurisdiction.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2016.

Subsequent Events: Management has evaluated subsequent events through January, 20, 2017, the date the financial statements were issued and has determined that no additional disclosures are necessary.

2. Property and Equipment:

Property and equipment consisted of the following at December 31:

Computer equipment	$14,671
Furniture and fixtures	7,859
	22,530
Less accumulated depreciation	(15,149)
Net property and equipment	$7,381

3. Lease Commitments:

The Company leases commercial office space in Richmond, Virginia under a lease agreement that expires June 30, 2018. The minimum future rental payments under the lease are as follows:

2017	$12,874
2018	6,532
	$19,406

DOMINION PARTNERS, L.C.
Supplemental Information
Schedule II
Exemption Provision of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2016

4. Employee Retirement Plan:

The Company sponsors a SIMPLE IRA savings plan which covers all eligible employees. The Company matches contributions up to 3% of base salary.

5. Regulatory Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2016, the Company has net capital of $105,686, which was $100,686 in excess of required minimum net capital of $5,000. The Company's net capital ratio was 0.01 to 1.

The Company is exempt under Rule 15c3-3 (k)(2)(i) from preparing the Computation of Reserve Requirements Pursuant to Rule 15c3-3.

6. Guarantees:

Consistent with customary investment banking practices, the Company provides certain indemnifications to its clients, many of which are generally limited to the amount of fees paid to the Company. Dominion Partners maintains certain liability insurance coverages and believes that its indemnification obligations to its clients would generally not have a material adverse effect on the Company's financial position

See Report of Independent Registered Public Accounting Firm.